AURIZON MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

Management’s discussion and analysis is intended to help the reader understand the significant factors that have affected Aurizon Mines Ltd.’s performance and such factors that may affect its future performance.  This discussion also provides an indication of future developments along with issues and risks that can be expected to impact future operations (see “Forward Looking Statements” on page 22).  This report has been prepared on the basis of available information up to March 17, 2010 and should be read in conjunction with the financial statements and the related notes thereto which have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  Differences between Canadian and United States generally accepted accounting principles (“US GAAP”) that would have affected the Company’s reported financial results are set out in Note 20.  All dollar amounts referred to in this discussion and analysis are expressed in Canadian dollars except where indicated otherwise.

OVERVIEW AND STRATEGY

Aurizon is a Canadian based gold producer with operations and development activities in the Abitibi region of north-western Quebec.  Aurizon owns and operates 100% of the Casa Berardi gold mine, the Joanna gold project which is at the feasibility stage, and one early stage exploration project, Kipawa.

Gold production from Casa Berardi re-commenced in November 2006, ten years following the previous operating period from 1988 to 1996, during which approximately 690,000 ounces of gold were produced. Since 2006, Casa Berardi has produced 495,291 ounces of gold, and cumulatively has produced 1.2 million ounces of gold since 1986.

In 2009, gold production from Casa Berardi totalled 159,261 ounces compared to 158,830 ounces and 159,469 ounces, in 2008 and 2007, respectively.  It is estimated that Casa Berardi will produce approximately 145,000 – 155,000 ounces of gold in 2010 at an estimated total cash cost of US$490(1) per ounce, assuming a Cad/US dollar exchange rate of 1.05.  The following chart shows Aurizon’s gold production profile from Casa Berardi since 2006.

GOLD PRODUCTION - ounces

Aurizon’s mission is to become an intermediate sized gold mining company operating multiple mines in politically stable jurisdictions.  In order to achieve this, Aurizon’s growth strategy is to extend the mine life of its existing gold production base at Casa Berardi and to increase gold production by means of developing its existing projects in Quebec and by acquisition of, or merger with, companies having either production or advanced development stage gold projects.  In order to execute this strategy, Aurizon has built a team of mining professionals with experience and technical knowledge in exploration, development, construction, mine operations, environmental compliance and financial disciplines to allow the Company to advance a project from discovery through to feasibility, construction and development, and operations.

(1)See “Non-GAAP measures” on pages 18 and 19

Aurizon Mines Ltd. | December 31, 2009	Page 1

REVIEW OF 2009

HIGHLIGHTS AND SIGNIFICANT EVENTS

Record Revenues, Net Earnings and Operating Cash Flow

•

Record revenues of $175.6 million, 22% higher than 2008.

•

Record net earnings of $36.7 million, or $0.23 per share, and record adjusted net earnings of $32.9 million(1), or $0.21 per share.

•

Record cash flow from operating activities of $71.8 million, 19% higher than 2008.

•

Operating profit margin per ounce increased 15% to US$514.(1)

Gold Production and Low Cash Costs Maintained

•

Gold production of 159,261 ounces compared to 158,830 ounces in 2008.

•

Ore throughput increased 5% to 688,676 tonnes compared to 2008.

•

Total cash costs of US$401 per ounce.

Renewal of Gold Reserves and Mine Life extended at Casa Berardi

•

Renewal of mineral reserves and mine life extended to six years.

•

Proven and probable mineral reserves of 1,010,000 gold ounces.

•

Measured and indicated resources of 912,000 gold ounces.

•

Inferred mineral resources of 958,000 gold ounces.

Project Debt Eliminated and Balance Sheet Strengthened

•

Project debt of $29.2 million eliminated and $21.2 million in cash released from restricted cash accounts.

•

$47.3 million equity financing completed.

•

$113 million in cash and working capital of $101.7 million.

 Joanna Project Pre-feasibility completed and Final Feasibility Study Initiated

•

Pre-feasibility study completed resulting in mineral reserves of 1,022,600 ounces of gold.

•

Internal rate of return of 14.4% using US$825 gold price and a Cad/US rate of 1.10.

•

Additional mineral resources of 1,919,000 gold ounces.

•

Final feasibility study initiated and completion anticipated in fourth quarter 2010.

(1)See “Non-GAAP measures” on pages 18 and 19.

Aurizon Mines Ltd. | December 31, 2009	Page 2

FINANCIAL REVIEW

Key Financial Data (in $ thousands, except per share amounts)	2009	2008	2007 (Note 1)
Revenues	$175,560	$144,452	$119,160
Net Earnings for the year	$36,706	$4,921	$9,351
Net earnings - per share (Basic and Diluted)	$0.23	$0.03	$0.06
Cash flow from operating activities	$71,822	$60,265	$44,722
Cash and restricted cash	$113,098	$55,562	$56,590
Working capital	$101,666	$24,080	$32,227
Total assets	$323,293	$257,951	$245,611
Long-term obligations	$705	$9,430	$44,924
Shareholders’ equity	$235,637	$144,941	$133,363

Note 1: The 2007 comparative results have been re-stated to reflect the adoption of CICA Handbook Section 3064, “Goodwill and Intangible Assets”.  The adoption of this new standard result in a change in the treatment of preproduction and start-up costs and requires that these costs and related revenues be reflected in earnings. The Company was in preproduction at its Casa Berardi mine in the fourth quarter of 2006 and accordingly, the 2007 results have been retrospectively restated.

Financial review of the year ended December 31, 2009

Net earnings in 2009 totalled $36.7 million, or $0.23 per share, compared to net earnings of $4.9 million, or $0.03 per share in 2008.  Results were positively impacted by higher realized gold prices and the recognition of $4.5 million of non-refundable tax credits.   After removing the positive impact of non-cash unrealized derivative gains of $3.8 million on an after tax basis, adjusted net earnings were $32.9 million, or $0.21 per share in 2009, compared to adjusted net earnings of $10.2 million, or $0.07 per share in 2008.  Earnings in 2008 were negatively impacted by non-cash derivative losses of $8.5 million, partially offset by a $3.2 million recovery of corporate takeover costs, on an after tax basis.

Cash flow from operating activities in 2009 rose 19% to $71.8 million from $60.3 million in 2008 as higher realized gold prices resulted in a 15% increase in operating profit margins.  The operating profit margin in 2009 was US$514 per ounce compared to US$448 per ounce in 2008.  Gold production in 2009 totalled 159,261 ounces, in line with prior year’s production of 158,830 ounces.

Financial review of the fourth quarter 2009

Net earnings of $9.9 million, or $0.06 per share, were achieved in the fourth quarter of 2009, compared to a net loss of $4.1 million, or ($0.03) per share in the same period of 2008.  Fourth quarter results in 2009 were positively impacted by the recognition of $4.5 million of non-refundable tax credits. After removing the negative impact of non-cash unrealized derivative losses of $3.9 million on an after tax basis, adjusted net earnings were $13.8 million, or $0.09 per share compared to adjusted net earnings of $0.6 million, or nil cents per share, for the same quarter of 2008.  In the fourth quarter of 2008, earnings were negatively impacted by non-cash derivative losses of $4.7 million on an after tax basis.

Aurizon Mines Ltd. | December 31, 2009	Page 3

In the fourth quarter of 2009, the average realized gold price was US$946(1) per ounce and the average Cad/US exchange rate was 1.06.  Included in the average realized gold price is the impact of 26,183 ounces sold at an average price of US$895 per ounce from the exercise of call options.  In the same period of 2008, the average realized gold price was US$793 per ounce and the average Cad/US exchange rate was 1.23.

Cash flow from operating activities in the fourth quarter of 2009 was $12.0 million, compared to $11.6 million in 2008. The Company’s aggregate operating, investing and financing activities during the fourth quarter of 2009 resulted in net cash inflows of $5.1 million.

Revenue

	Q1	Q2	Q3	Q4	2009	2008	2007
Gold sales – ozs	37,400	42,042	43,650	36,183	159,275	159,404	160,600
Per ounce data, except exchange rate
Realized gold price – US$	$888	$897	$929	$946	$915	$847	$696
Cad$/US$ exchange rate	1.25	1.17	1.08	1.06	1.14	1.07	1.06
Realized gold price – Cad$	$1,111	$1,048	$1,007	$1,001	$1,041	$903	$740

In 2009, revenues totaled $175.6 million, compared to revenues of $144.5 million in 2008. Casa Berardi gold production in 2009 totalled 159,261 ounces and gold sales during the year totalled 159,275 ounces, similar to both 2008 and 2007.  The average realized gold price in 2009 was US$915 per ounce at an average Cad/US exchange rate of 1.14. During 2009, nearly 52% of the gold sales were delivered against gold call options at an average price of US$882 per ounce, 9% lower than the average London fixing of US$973 per ounce.  The Canadian dollar fluctuated considerably against the US dollar during 2009, ranging from an average Cad/US dollar exchange rate of 1.25 in the first quarter to 1.06 in the fourth quarter, and averaging 1.14 for the year.  A stronger Canadian dollar negatively affects revenues whereas a weaker Canadian dollar has the opposite impact.

In 2008, revenue totaled $144.5 million, compared to revenues of $119.2 million in 2007.  Casa Berardi gold production in 2008 totalled 158,830 ounces and gold sales during the year totalled 159,404 ounces.  The average realized gold price in 2008 was US$847 per ounce at an average Cad/US exchange rate of 1.07. During 2008, 53,217 ounces were delivered against gold call options at an average price of US$835 per ounce, 5% lower than the average London fixing of US$876 per ounce.  Whilst the Canadian dollar fluctuated considerably during 2008 against the US dollar, the average Cad/US dollar exchange rate for the year of 1.07 was similar to the 1.06 rate in 2007.

(1) See “Non-GAAP measures” on pages 18 and 19

Aurizon Mines Ltd. | December 31, 2009	Page 4

Casa Berardi Operations

Summary of Key Operational Statistics
	Q1	Q2	Q3	Q4	2009	2008	2007	2006
Operating results
Tonnes milled	167,484	170,429	178,420	172,343	688,676	654,397	545,258	68,481
Grade – grams/tonne	7.93	7.84	8.14	7.16	7.77	8.16	9.78	8.58
Mill recoveries - %	91.3%	92.8%	94.2%	91.9%	92.6%	92.5%	93.0%	93.9%
Gold Production – ozs	38,966	39,874	43,962	36,459	159,261	158,830	159,469	17,731
Gold sold – ozs	37,400	42,042	43,650	36,183	159,275	159,404	160,600	6,882
Per ounce data – US$
Average realized gold price[1]	$888	$897	$929	$946	$915	$847	$696	$625
Total cash costs [2]	$379	$386	$392	$459	$401	$399	$331	$308
Amortization [3]	$183	$189	$212	$224	$201	$209	$172	$180
Total production costs [4]	$562	$575	$604	$683	$602	$608	$503	$488

Table footnotes:

1

Realized gold prices net of derivative gains or losses divided by ounces sold.

2

Operating costs net of by-product credits, divided by ounces sold, and divided by average Bank of Canada Cad$/US$ rate.

3

Depreciation, amortization and accretion expenses.

4

Total cash costs plus depreciation, amortization and accretion expenses.

Operating review of the year

In 2009, gold production totalled 159,261 ounces from the processing of 688,676 tonnes at an average grade of 7.8 grams of gold per tonne.  Mill recoveries for the year averaged 92.6%.  Increased daily ore throughput of 1,887 tonnes per day in 2009 compared to 1,788 tonnes per day in 2008 was partially offset by lower ore grades, resulting in a slight increase in gold production in 2009.

Total cash costs in 2009 were US$401 per ounce, in line with the US$399 per ounce costs in 2008, as a weaker Canadian dollar offset the impact on costs of mining lower ore grades.  Unit operating costs(1) in 2009 were stable at $108 per tonne compared to the unit costs of $105 per tonne in 2008.  The operating profit margin in 2009 increased 15% to US$514 per ounce compared to US$448 per ounce in 2008, due primarily to higher realized gold prices.

In 2008, gold production totalled 158,830 ounces from the processing of 654,397 tonnes at an average grade of 8.2 grams of gold per tonne.  Mill recoveries for the year averaged 92.5%.  A 20% increase in ore throughput combined with 17% lower ore grades resulted in a slight decrease in gold production in 2008.

Total cash costs in 2008 were US$399 per ounce, higher than the US$331 per ounce costs in 2007, as a result of mining of lower ore grades.  Higher ore throughput in 2008 allowed unit operating costs to drop from $107 per tonne in 2007 to $105 per tonne in 2008, partially mitigating the higher unit costs on a per ounce basis.

(1) See “Non-GAAP measures” on pages 18 and 19

Aurizon Mines Ltd. | December 31, 2009	Page 5

The operating profit margin in 2008 increased 23% to US$448 per ounce compared to US$365 per ounce in 2007, due primarily to higher realized gold prices.

Operating review of the fourth quarter 2009

Gold production for the fourth quarter of 2009 was 36,459 ounces from the processing of 172,343 tonnes at an average grade of 7.16 grams per tonne.  The anticipated sequencing of lower grade ore in the fourth quarter compared to the average grade of 7.97 grams per tonne for the first nine months of 2009, together with a strong Canadian dollar, resulted in cash operating costs per ounce of US$459 in the quarter, compared to US$385 for the first nine months and US$401 for the year.

Operating outlook for 2010

In 2010, mine sequencing of lower grade zones are expected to lower the average ore grade to 6.7 grams per tonne and assuming a stronger Canadian/US dollar exchange rate of 1.05 compared to 1.14 in 2009, total cash costs per ounce in 2010 are anticipated to increase to US$490 per ounce.  On-site mining, milling and administrative costs are expected to average $104 per tonne, slightly lower than 2009 experience as the average daily ore throughput is expected to increase 6%, to 2,000 tonnes per day in 2010.  Gold production is estimated at 145,000 to 155,000 ounces in 2010.

The decrease in gold production in 2010 is attributable to modifications to the stope design of the Lower Inter zone which will result in mining a larger mineralized envelope containing lower grade ore.  Approximately 43% of 2010 production will come from the Lower Inter zone, 48% from zone 113, and the residual 9% from smaller zones.  In 2011 and subsequent years, higher annual gold production levels of 160,000 to 170,000 ounces are anticipated at total cash costs approximating US$425 per ounce, as higher grade areas are included in the mine plan.

Expenses

Administrative and general costs in 2009 of $10.9 million were unchanged from 2008, however, excluding non-cash stock based compensation charges, costs rose to $8.0 million in 2009, compared to $6.9 million in 2008.  These costs reflect the head office costs in Vancouver, B.C. as well as our administrative and technical group in Val d’Or, Quebec.  Staff has been added in Vancouver to create a corporate development group as well as in Val d’Or to support the continued studies at Joanna as well as evaluating other opportunities.

Exploration costs of $3.8 million were incurred in 2009 at the Company’s two Quebec based exploration projects, compared to $11.4 million in 2008. These costs are net of $1.0 million (2008 - $2.0 million) of Federal and Quebec refundable and non-refundable government assistance.  At Joanna, a pre-feasibility study was completed and a further 14,105 metres of drilling were completed at a cost of $4.1 million.  At Kipawa, soil sampling programs were conducted at a cost of $0.3 million and general exploration costs totalled $0.4 million.

In 2009, derivative gains totalled $4.9 million compared with a $10.6 million loss in 2008.  The expiry of gold call options and foreign exchange contracts; a stronger Canadian dollar; and the purchase of gold call options that allow the Company to participate in higher gold prices, partially mitigated by rising gold prices, resulted in the derivative gain.  There are no margin requirements with respect to these derivative positions.

Interest costs associated with the project loan facility dropped to $0.5 million from $2.7 million in 2008, as a result of repaying the project debt in full in September 2009.

Foreign exchange losses totalled $2.4 million in 2009 compared to gains of $1.1 million in 2008.  The primary cause for the exchange losses in 2009 was the delivery of foreign exchange contracts at rates less favourable than the prevailing market rates, particularly in the first half of 2009 when the Canadian dollar was very weak against the U.S. dollar.

Capital taxes for 2009 totalled $0.8 million, compared to $0.4 million in 2008.

Aurizon Mines Ltd. | December 31, 2009	Page 6

Non-refundable tax credits arising from exploration activities at Joanna and Kipawa, totalling $4.5 million, were reflected in earnings in 2009 as there was reasonable assurance that the credits will be realized to shelter future taxable income.

Other income in 2009 totalled $0.8 million, comprising interest income of $0.5 million and royalty income of $0.3 million. In 2008, other income totalled $6.2 million, of which $4.0 million related to a recovery of takeover defense costs incurred in 2006, $1.7 million interest income and $0.5 million of royalty income.

Income and resource taxes in 2009 totalled $20.7 million, of which $7.7 million were current Quebec resource taxes and $13.0 million are related to future income and resource taxes, based on differences between the tax and accounting bases.  In 2008, income and resource taxes were $6.6 million, of which $1.3 million related to current Quebec resource taxes and $5.3 million were related to future income and resource taxes.

Summary of Quarterly Results

(in thousands of dollars, except per share data)
2009	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	2009
Revenue	$42,868	$45,168	$45,549	$41,975	$175,560
Operating costs	17,667	19,085	18,989	17,738	73,479
Administrative and general costs	2,794	2,622	2,250	3,185	10,851
Exploration costs	1,232	738	729	1,070	3,769
Derivative (gains) losses	2,234	(12,931)	667	5,084	(4,946)
Net Earnings	5,048	13,585	8,211	9,862	36,706
Net earnings per share – basic and diluted	0.03	0.08	0.05	0.07	0.23
2008	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	2008
Revenue	$35,134	$36,299	$35,502	$37,517	$144,452
Operating costs	16,869	18,121	17,025	16,590	68,605
Administrative and general costs	2,569	3,313	1,866	3,182	10,929
Exploration costs	2,272	2,906	3,133	3,116	11,426
Derivative (gains) losses	9,922	(1,680)	(3,451)	5,794	10,586
Net Earnings (Loss)	(3,776)	5,643	7,108	(4,054)	4,921
Net earnings (Loss) per share - Basic and diluted	(0.03)	0.04	0.05	(0.03)	0.03

Financial results for the last eight quarters reflect higher trending realized Canadian dollar gold prices and relatively stable production costs.  The average realized Canadian dollar gold price in 2009 was $1,041 per ounce, 15% higher than the $903 per ounce in 2008.

Derivative gains and losses have been impacted by volatile gold and currency fluctuations.  The first and fourth quarters of 2008 had large derivative losses of $9.9 million and $5.8 million, respectively, while the second quarter of 2009 had a derivative gain of $12.9 million.

The fourth quarter of 2009 was positively impacted by the recognition of $4.5 million of non-refundable tax credits.

Aurizon Mines Ltd. | December 31, 2009	Page 7

Net earnings in each of the four quarters of 2009 were positively impacted by lower exploration activities at Joanna compared to the same periods of 2008.

Liquidity and Capital Resources

Operating Activities

Cash flow from operating activities in 2009 rose 19% to $71.8 million from $60.3 million in 2008 as higher realized gold prices resulted in a 15% increase in operating profit margins.  The operating profit margin in 2009 was US$514 per ounce compared to US$448 per ounce in 2008.  Gold production in 2009 totalled 159,261 ounces, similar to the prior year’s production of 158,830 ounces.

Investing Activities

Aggregate investing activities resulted in cash outflows of $14.1 million, compared to $13.7 million in 2008.  Capital expenditures totalled $38.2 million in 2009, of which $36.9 million was for sustaining capital and exploration at Casa Berardi.  In 2008, $28.0 million of capital expenditures were incurred, of which $27.4 million was incurred at Casa Berardi.

(in $ thousands)	2009	2008
Capital Expenditures by project:	$	$
Casa Berardi:
Exploration & studies	13,309	5,888
Underground development	12,348	14,335
Property, plant and equipment	11,196	7,192
Total Casa Berardi expenditures	36,853	27,415
Other project expenditures:
Mineral property acquisitions	1,154	275
Property, plant and equipment	226	308
Total	38,233	27,998
Represented by:
Property, plant & equipment	11,422	7,500
Mineral properties	26,811	20,498
Total	38,233	27,998

In 2009, capital expenditures at Casa Berardi totaling $36.9 million included:

  550 meters of ramping, 3,400 meters of drifting and 400 meters of raising.

  60,600 meters of exploration and infill drilling, including 41,300 meters of underground drilling and 19,300 meters of surface drilling.

  New underground mobile equipment acquired to replace contractor equipment.

  Underground infrastructure to sustain operations, including ore/waste passes, lunchroom, fuel bays, backfill system and drainage.

  Surface infrastructure improvements.

  Additional underground electrical substations to sustain underground expansion and surface harmonic filters to comply with Hydro Québec requirements.

  Compressor upgrades.

  Tailing ponds walls raised.

  Extension of 810 level exploration drift by 1,500 meters.

Aurizon Mines Ltd. | December 31, 2009	Page 8

In 2008, capital expenditures at Casa Berardi totaling $27.4 million included:

  Underground infrastructure required for the start up of Lower Inter Zone including ventilation, safety exits, pulp backfill distribution system and ore chutes.

  Improvement to the road access.

  Adjustments to the cement plant to support future production from the Northwest and Lower Inter zones.

  Improvement of the existing underground mobile equipment fleet including scoops, trucks, and automatic bolting machine.

  Addition of underground electrical substations.

  Adjustment to piping for dewatering pumping system, including excavations for the pump room.

  1,600 metres of ramping, 2,400 metres of drifting and 500 metres of raising.

  12,000 metres of definition drilling within the 113 Zone.

  18,000 metres of exploration and infill drilling, including 14,000 metres of underground drilling and 4,000 metres of surface drilling.

In 2009, Aurizon received $5.8 million (2008 - $4.0 million) in refundable tax credits relating to certain eligible exploration expenditures.

In 2009, the Company invested $2.6 million to acquire 16,614 ounces of gold call options expiring in 2010 with an exercise price of US$863 per ounce.  This purchase effectively reduces by 25% the Company’s ounces that are subject to call options in 2010 and raises the average 2010 call price from US$908 per ounce to US$923 per ounce.

A decision to repay the project debt in full in September 2009 resulted in the release of restricted cash of $21.2 million (2008 - $10.5 million) which had been maintained in accordance with the terms of the debt facility.

Site reclamation deposits totalling $221 thousand were required in 2009 for future site reclamation obligations.  In 2008, payments totalling $158 thousand were made.

Financing Activities

Financing activities in 2009 resulted in a net cash inflow of $21.0 million as a result of a $47.3 million public equity financing and $3.6 million from the exercise of incentive stock options, reduced by principal debt repayments of $29.2 million and repayment of a $0.6 million government assistance obligation.  In 2008, financing activities resulted in a net cash outflow of $37.1 million due to principal debt repayments of $39.8 million, reduced by the exercise of incentive stock options totalling $2.7 million.

Aurizon’s aggregate operating, investing and financing activities during 2009 resulted in a net $78.8 million increase in its cash balances compared to a net increase of $9.5 million in 2008.

Balance Sheet

As at December 31, 2009, cash and cash equivalents increased to $113.1 million, compared to $55.6 million in 2008. Included in the 2008 cash balances are restricted cash amounts in respect of the Casa Berardi debt facility totalling $21.2 million.

At the end of 2009, Aurizon had working capital of $101.7 million compared to $24.1 million at the end of 2008.  Reflected in working capital are net derivative liabilities totaling $8.6 million compared to $13.3 million at the end of 2008.   In 2008, working capital also included debt obligations totaling $21.7 million.

Aurizon Mines Ltd. | December 31, 2009	Page 9

Long term obligations related to refundable government assistance and capital leases totalled $0.7 million at December 31, 2009, compared to $9.4 million at the end of 2008, which included project debt of $8.2 million.

As at the date of this report, Aurizon had 159,099,107 common shares issued and outstanding.  In addition, 9.9 million incentive stock options are outstanding that are exercisable into common shares at an average price of $3.98 per share.

Related Party Transactions and Off-Balance Sheet Arrangements

The Company has no related party or off-balance sheet arrangements to report.

Contractual and Other Obligations

The Company’s contractual and other obligations as at December 31, 2009 are summarized as follows:

(in $ thousands)	Total	Less than 1 year	2 – 3 years	More than 3 years
	$	$	$	$
Environment and reclamation	30,509	284	-	30,225
Mineral properties commitments	2,150	2,150	-	-
Hydro distribution line	655	328	327	-
Government assistance	1,373	600	773	-
Capital leases	66	66	-	-
Head office lease	135	115	20	-
	34,888	3,543	1,120	30,225

Financial Instruments

The Company may, from time to time, use foreign exchange contracts to protect exchange rates for a portion of its future foreign exchange transactions.  Gold is quoted and sold in U.S. dollars on world markets whereas the Company’s operating and capital expenditures are denominated in Canadian dollars.  As a result, the Company’s future revenue streams and its profitability are subject to foreign exchange risk.  By protecting rates to convert U.S. dollars to Canadian dollars at fixed prices, the Company reduces its exposure to currency fluctuations.

The Company's results are also highly sensitive to changes in the price of gold.  Gold prices fluctuate and are affected by numerous factors, including expectations with respect to the rate of inflation, exchange rates, interest rates, global and regional political and economic crises and governmental policies with respect to gold holdings by central banks.  Other than the remaining gold put/call option contracts required by the project debt facility in 2006, the Company is not using forward sale contracts, or other derivative products, to protect the price level of its future gold sales, thereby providing exposure to commodity price risk.

In February 2006, as a condition of a $75 million project debt facility, Aurizon entered into certain gold and currency price protection contracts that mitigate adverse price movements in the underlying security.  Accordingly, to provide the lenders downside price protection, the Company purchased gold put options that provide the Company the right but not the obligation to deliver gold at a price of US$500 per ounce over a period from January 2007 to September 2010 and paid for these puts by selling an equal number of call options over the same period that are exercisable by the purchaser at varying prices.  The Company also entered into currency forward contracts that matched the principal repayment dates of the debt facility.

Aurizon Mines Ltd. | December 31, 2009	Page 10

The Company had the following derivative positions at December 31, 2009:

Year of Expiry	2010
Gold
US$500 put options purchased – ounces	65,814
Call options purchased - ounces	16,614
Average call price per ounce	US$863

Call options sold - ounces	65,814
Average call price per ounce	US$908
Canadian – U.S. dollars (in $ thousands)
Forward sales contracts – US$	$16,740
Average exchange rate	1.11

As at December 31, 2009, the Company had sold 65,814 ounces of gold call option contracts that are exercisable at US$908 per ounce in 2010 and had purchased 16,614 ounces of gold call options that are exercisable at US$863 per ounce.  The net balance of call options totalling 49,200 ounces represents approximately 34% of planned 2010 production, allowing the balance to be sold at the prevailing spot prices.

The purchase of the 16,614 call options in 2009 effectively reduces by 25% the Company’s ounces that are subject to call options in 2010 and raises the average 2010 call price from US$908 per ounce to US$923 per ounce.  The cost of the purchase, totalling $2.6 million has been reflected on the balance sheet as a derivative instrument asset and changes in the fair value of the call options are reflected in earnings.

The Company also has US$16.7 million of foreign exchange contracts that convert to $18.6 million Canadian dollars at an average exchange rate of 1.11 in 2010.

As at December 31, 2009, the net unrealized mark-to-market liability of the gold derivative positions totaled $9.6 million and the currency derivative gains totalled $1.0 million for a total net unrealized derivative liability of $8.6 million.

Foreign exchange and commodity risk management described above provide more certainty as to the prices the Company will receive for its products in Canadian dollars.  Accordingly, to the extent outlined by the aforementioned contracts, the Company may not participate fully in rising commodity prices and may not achieve average market prices.  The Company limits its counterparties in these transactions to major financial institutions, but cannot completely eliminate counterparty risk associated with these transactions.

Aurizon Mines Ltd. | December 31, 2009	Page 11

Adoption of New Accounting Standards and Recent Pronouncements

Goodwill and intangible assets

CICA Handbook Section 3064, “Goodwill and Intangible Assets”, replaces Section 3062, “Goodwill and Other Intangible Assets,” and CICA Section 3450, “Research and Development Costs,” and EIC-27, “Revenues and expenditures during the pre-operating period”. The Standard reinforces the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarifies the application of the concept of matching revenues and expenses such that the current practice of recognizing assets that may not meet the definition and recognition criteria are eliminated.  This new standard also provides guidance for the treatment of pre-production and start-up costs and requires that these costs and related revenues be reflected in earnings.

The Company elected to early-adopt Section 3064, effective January 1, 2008. The Company’s Casa Berardi mine was in pre-production in the fourth quarter of 2006 and accordingly, 2006 and 2007 results have been retrospectively restated.  The adoption of this new standard resulted in an increase in net earnings of $3.8 million and $0.7 million, in 2007 and 2006, respectively.

Credit risk and fair value of financial assets and financial liabilities

In January 2009, the CICA issued EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”.  The EIC provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities including derivative instruments.

This standard is applicable to all financial assets and liabilities measured at fair value in interim and annual financial statement periods ending on or after January 20, 2009.  The Company adopted EIC-173 effective January 1, 2009.  The adoption of this standard did not impact the Company’s financial statements.

Mining exploration costs

In March 2009, the CICA issued EIC-174, “Mining Exploration Costs”, which provides guidance with respect to the accounting treatment for and impairment of exploration costs.  In particular, this standard provides guidance with respect to the capitalization of exploration costs on properties that do not contain mineral reserves, and discusses the assessment of impairment on initially capitalized exploration costs.   The Company adopted EIC-174 effective January 1, 2009, and the adoption of this standard had no effect on the Company’s financial statements.

Financial instruments – Disclosures, CICA handbook section 3862

In June 2009, the CICA issued an amendment to Section 3862 “Financial Instruments - Disclosures”. The amendment enhances the disclosure requirements related to fair value measurements and liquidity risks of financial instruments, and requires the disclosure of a “fair value hierarchy” within which financial instruments are classified at one of three levels according to the relative reliability of the inputs used to estimate their fair values. This amendment is effective for annual financial statements relating to fiscal years ending after September 30, 2009.  The new disclosure requirements of this standard are addressed in Note 19.

International financial reporting standards (“IFRS”)

Canadian GAAP for Publicly Accountable Enterprises (PAEs) will be replaced with International Financial Reporting Standards (IFRS) for fiscal years beginning on or after January 1, 2011. This transition will require the Company to present its March 31, 2011 interim financial statements under IFRS, with restated comparative information.  The conversion to IFRS will impact the Company’s accounting policies, information technology, and financial reporting systems which include internal controls over financial reporting, data systems, and disclosure controls and procedures.  The transition may also impact certain business processes, contractual agreements, any future debt covenants and compensation arrangements.

Aurizon Mines Ltd. | December 31, 2009	Page 12

The Company has established a project team that reports regularly to Management and the Audit Committee to ensure a smooth transition to IFRS. The Company has identified four phases to the implementation plan:

•

Phase 1 - Preliminary Diagnostic & Project Plan Development

•

Phase 2 - Detailed Analysis of Key IFRS Conversion Topics

•

Phase 3 - Implementation

•

Phase 4 - Post Implementation Review

Phase 1 - Preliminary Diagnostic & Project Plan Development

The Preliminary Diagnostic of key elements of the transition to IFRS that will impact the Company’s financial statements was completed by a third party service provider in July 2009. This diagnostic identified and ranked the key IFRS to Canadian GAAP differences applicable to the Company, and assessed the potential impact to the financial statements, note disclosures, and exemptions available on transition. A detailed project plan with timelines and key milestones was completed by the project team and is being constantly updated to take into account any timetable changes as required.

Phase 2 - Detailed Analysis of Key IFRS Conversion Topics

The project team has substantially completed an analysis of each of the key IFRS conversion topics identified by the Diagnostic. The Company has identified the following initial key impact areas for the conversion to IFRS:

Presentation of the Financial Statements & increased disclosures

IFRS requires more detailed disclosures than previously reported under Canadian GAAP. The Company has commenced drafting a pro-forma set of IFRS compliant annual financial statements which the Audit Committee reviewed during a meeting on January 13th 2010 (refer to “Accountability” below).

First-time adoption of International Financial Reporting Standards (“IFRS 1”)

As per IFRS 1 amendments effective January 1, 2010 there are now 5 mandatory exemptions and 15 optional exemptions upon first-time adoption of IFRS. The Company’s IFRS Project team has reviewed each of these exemptions with the Audit Committee and determined that none of the 5 mandatory exemptions are applicable to Aurizon currently. The Company will be selecting to use 2 of the optional exemptions available relating to Asset Retirement Obligations and Stock-based Payments.

Asset Retirement Obligation (“ARO”)

Canadian GAAP limits the definition of an ARO to just legal obligations, whereas IFRS includes legal and constructive obligations. Canadian GAAP calculates ARO using current credit-adjusted, risk-free rates for upward adjustments, and the original credit-adjusted, risk free rate for downward revisions. The original liability is not adjusted for changes in current discount rates. IFRS however, calculates ARO using a current pre-tax discount rate, (which reflects current market assessment of the time value of money and the risk specific to liability) and is revised every reporting period to reflect changes in assumptions or discount rates. The broadening of the ARO liability to include constructive obligations has been reviewed by the Company’s Management and deemed to have no significant change in current estimations. The change in calculation method for ARO may generate changes in the value of ARO on transition, and the Company will elect to use the transitional exemption available

Property, Plant & Equipment (“PPE”)

Under Canadian GAAP, PPE is recorded at historical cost and depreciation is based on their useful lives after due estimation of their residual values. IFRS allows PPE to be recorded using historical cost or revaluation models, with a transitional provision allowing fair value to be deemed as the cost. Depreciation must also be based on the useful lives of each significant component within PPE. The Company has conducted an extensive review of its PPE ledger to December 31, 2008. The preliminary results indicate no significant change to the historical reported PPE; no significant impact from componentization requirements and no significant changes to useful life estimations. The Company is likely to continue recording PPE at historical cost due to the complexity and resources required to determine fair values on an annual basis.

Aurizon Mines Ltd. | December 31, 2009	Page 13

Stock-Based Payments (“SBP”)

Canadian GAAP requires calculation of stock based compensation using fair value models (e.g. Black-Scholes) for equity-settled awards, and the intrinsic model for cash-settled awards. Under IFRS, stock based compensation is determined using fair value models for all awards. However, upon settlement, cash-settled awards are adjusted to the value actually realized (intrinsic model). Stock options issued by Aurizon have a specific vesting schedule which is treated differently under IFRS compared to Canadian GAAP.  The IFRS Project Team has reviewed the Canadian GAAP SBP calculation methods and adjusted the methods to take into account the required IFRS compliant changes. The Company has also elected to use the transition exemption available under IFRS 1 to not retrospectively apply the new calculation method to any share option tranche that was granted after November 7, 2002 and vesting before January 1, 2010. There will be a change in the value of SBP upon transition to IFRS; however the Company is not expecting this change to be significant.

Income Taxes

Due to the complex nature of the impact of IFRS on Income Taxes the Company will employ external specialist consultants during Q2 and Q3 of 2010 to ensure complete compliance with IFRS. The Company will report progress in the future quarterly updates.

Mineral Properties – Accounting Policy

The Company expenses all exploration and evaluation expenditures until Management concludes that these expenses meet the criteria for capitalization as described in the Accounting Policies in the Financial Statements. This policy under Canadian GAAP is consistent with IFRS. The Company will revisit this accounting policy once the IASB releases new information from its Extractive Industries project which is currently a working draft of a discussion paper released by the IASB on August 10th,  2009.

The above listing should not be considered as a complete list of changes that will result from transition to IFRS. The IFRS transition project is still in progress. Please refer to the table below in “Timing” of where the Company anticipates future activity completion dates.

Phase 3 - Implementation

The project team has developed a timetable for the implementation phase of the transition project which is updated for new developments as required. Phase 3 is in progress by the Company and will include  adopting  future accounting policy changes approved by Management  in compliance with IFRS, continuing work on the pro-forma IFRS financial statements, implementing internal control and business process changes as required, adapting I.T. systems as necessary, calculating the comparatives opening balance sheet at January 1, 2010, calculating changes identified above in Phase 2 for the key impact areas, and other disclosure requirements and transitional reconciliations. Please refer to the table below in “Timing” where the Company anticipates future activity completion dates.

Phase 4 - Post Implementation Review

The post implementation and review phase will involve a continuation of our monitoring of changes in IFRS by the International Accounting Standards Board (IASB).

Accountability

The Company’s Audit Committee is overseeing the IFRS conversion project and holds Management accountable for a successful IFRS transition.  The Audit Committee, in addition to regularly scheduled updates, held a special meeting on January 13th 2010 to discuss the IFRS Project. This meeting was attended by all members of the Audit Committee, IFRS Project Team, Company Secretary and external auditors. The purpose of the meeting was to update the Audit Committee as to the IFRS conversion project progress described above and to discuss the key IFRS impact areas in detail. The Audit Committee will be reviewing all IFRS key impact areas calculations and signing off approval throughout 2010 and prior to the first interim accounts being issued for March 31, 2011 so the Company has a clean uninterrupted changeover with no delays. The Company will continue to communicate updated progress of this conversion in its upcoming quarterly reports.

Aurizon Mines Ltd. | December 31, 2009	Page 14

Timing

The table below summarizes the estimated timing of activities related to the Company’s transition to IFRS:

ACTIVITY	ESTIMATED TIMING
Detailed analysis of all relevant IFRS requirements and identification of areas requiring accounting policy changes or those with accounting policy alternatives	In progress, expected completion September 30, 2010
Assessment of first-time adoption (IFRS 1) requirements and alternatives	Assessment of IFRS 1 requirements completed, actual calculations in progress throughout fiscal 2010.
Final determination of changes to accounting policies and choices to be made with respect to first-time adoption alternatives	September 30, 2010
Resolution of the accounting policy change implications on information technology, internal controls and contractual arrangements	December 31, 2010
Management and employee education and training	Ongoing - throughout the transition process
Quantification of the Financial Statement Impact of changes in accounting policies	Ongoing - throughout the transition process

Discussion of the Key Elements of the IFRS Changeover Plan

Impact of IFRS on Accounting Policy Choices – the IFRS project team has drafted the IFRS compliant accounting policies for the Company to be included in the first interim statements to be issued for March 31, 2011. IFRS requires more detailed disclosures than previously reported under Canadian GAAP; therefore the audit committee has agreed to review the large volume of IFRS accounting policies in specific allocations over the course of the 2010 year at each of the timetabled audit committee meetings. As significant accounting policies are approved the Company will update the quarterly reporting.

Internal control over financial reporting (“ICFR”) & Disclosure controls and procedures (“DC&P”) – as the review of accounting policies discussed above is completed, appropriate changes to ensure the integrity of ICFR and DC&P will be made. For example, any changes in accounting policies that result in additional controls or procedures being required to address reporting of first time adoption as well as ongoing IFRS reporting requirements will be documented, discussed and implemented.

Financial reporting expertise – as discussed above, the Company has established a dedicated IFRS Project Team that is based in the Vancouver Head Office and is in regular contact with the staff involved with IFRS at the mine site. The members of the project team have all been trained on IFRS and attend regular update sessions. Members of the IFRS project team have held prior IFRS information sessions with the Audit committee and Board of Directors in addition to the special meeting on January 13th 2010 discussed in ‘Accountability’ above. The IFRS Project Team is planning update sessions for the Board of Directors in Q2 and will be organizing on-site training for the staff involved on the mine site in Q2 and Q3 of this year.

Business activities – current progress with the IFRS transition project has not given rise to any significant impact on the business activities. The project team is prepared for uncertainties and should circumstances change, the Company has staff available to review the potential IFRS impact and report to Management as soon as possible.

IT Systems – The IFRS project team is recommending to Management at this time that no significant IT changes are required for the transition to IFRS. The accounting software is being updated to the latest Canadian GAAP and IFRS versions available, but any IFRS changes at this point in time will be tracked separately. As part of the detailed review of Property, Plant & Equipment, the Fixed Asset Register was enhanced to include specific componentization requirements for historical and future costs incurred. Should any other future IT system changes be required, the IFRS Project team will advise Management as soon as possible.

Aurizon Mines Ltd. | December 31, 2009	Page 15

Quarterly Updates –The Company will continue to update quarterly the IFRS transition progress and it is committed to ensuring that the key stakeholders and shareholders are informed about the anticipated effects of the IFRS transition so as to minimize uncertainty and ensure a smooth changeover.

Outlook

Casa Berardi enters its fourth year of commercial operations in 2010 following the re-commencement of operations in November 2006.

Investment demand for gold remains very strong as a result of massive world-wide deficit spending; government bailouts of distressed corporations; and expectations of continued low interest rates to allow a recovery of the U.S. economy.  The rapid rise in the price of gold has resulted in a decline in jewelry demand and increase in scrap gold sales; however this may stabilize as consumers become accustomed to the higher price.  On the supply side, a lack of new gold discoveries to replace closures, continued depletion of existing ore bodies, and significant capital cost escalations for new projects are likely to dampen future gold production.

Aurizon intends to utilize its strong cash flow to upgrade mineral resources to mineral reserves in order to extend and optimize the current mine plan.

Aurizon also intends to complete a prefeasibility study to assess the relative risks and opportunities of mining the Principal Zone crown pillar by open pit.

Drills are active on the 810 metre level exploration drift delineating the 113(deep), 113(S4), 118 and 123 Zones. The 550 metre level exploration track drift is being extended by 600 metres to provide a drilling platform to verify the continuity between the Principal zones, and the 118, 120 and 123 Zones.

A surface exploration drilling program at both the East and West Mine is evaluating the extension of existing zones and testing new interpolated targets.

Based upon the 2010 mine plan, it is estimated that Casa Berardi will produce approximately 145,000 – 155,000 ounces of gold at an estimated total cash cost of US$490 per ounce, using a Cad$/US$ exchange rate of 1.05.  This compares to gold production of 159,261 ounces and a total cash cost of US$401 in 2009 at an average Cad$/US$ exchange rate of 1.14.  The slight decrease in gold production for 2010 is attributable to lower average gold grades being included in the 2010 mine plan, particularly in the first part of the year.

On-site mining, milling and administrative costs are expected to average $104 per tonne in 2010.

The average daily mine production is estimated at 2,000 tonnes per day in 2010, up from 1,887 tonnes per day in 2009. Ore grades are expected to average 6.7 grams per tonne compared to the 7.8 grams per tonne achieved in 2009.

Beginning in 2011 and through subsequent years of operations, annual gold production of 160,000 to 170,000 ounces is anticipated at total cash costs approximating USD$425 per ounce, as higher grade areas are included in the mine plan. It is anticipated that the mine plan will be revised to incorporate the final results of the extensive drill programs currently in progress.

Aurizon Mines Ltd. | December 31, 2009	Page 16

Based upon 145,000 ounces of gold production for 2010 and using the gold price and exchange rates as at December 31st, 2009, the sensitivity of the Company’s cash flow to a 10% movement in either component is as follows:

	Dec 31, 2009 price & exchange rates	10% Variance	Impact on Cash Flow ($ thousands)
Gold price increases(1)	US$1,104	$110	$9,510
Gold price declines(1)	US$1,104	($110)	($9,559)
Cad/US dollar exchange rates(2):
Canadian dollar weakens	1.05	0.105	$13,255
Canadian dollar strengthens	1.05	(0.105)	($13,302)

(1) Includes impact of net call options totalling 49,200 ounces of gold that are exercisable at an average price of US$923 per ounce in 2010, representing approximately 34% of 2010 planned gold production.

(2) Includes impact of US$16.7 million of foreign exchange contracts at 1.11 in 2010, representing approximately 10% of 2010 planned gold production.

As of early March 2010, gold prices and the Cad/US exchange rates are similar to those at December 31, 2009.

Sustaining capital expenditures at Casa Berardi are estimated to be $20.7 million in 2010, and will include development of the upper and lower portions of Zone 113, underground infrastructure and equipment replacements.  A further $7.2 million will be invested in the first half of 2010 on exploration.  Additional exploration programs and budgets for the balance of the year will be developed to reflect results achieved in the first half of 2010.

At Joanna, a $3.4 million surface exploration program, comprising 28,000 metres of drilling, is testing targets to the north and south of the Hosco deposit; performing infill drilling on the Heva deposit; testing a potential satellite pit, approximately 700 metres west of the proposed Hosco pit; and testing potential extensions of the Hosco pit.  Five (5) drill rigs are currently active on the Project.

In addition, work has commenced under the direction of BBA Inc., Montreal, Quebec, on a final feasibility study, which is anticipated to be completed in the fourth quarter, 2010.

At Kipawa, a $1.3 million exploration drilling program to test gold targets will commence in the second quarter as follow up on the work performed in 2009.

Aurizon Mines Ltd. | December 31, 2009	Page 17

NON-GAAP MEASURES

a) Calculation of Adjusted Net Earnings

Adjusted net earnings are calculated by removing the gains and losses, net of income tax, resulting from the mark-to-market revaluation of the Company’s gold and foreign currency price protection contracts, and the recovery of corporate takeover costs, as detailed on the table below.  Adjusted net earnings do not constitute a measure recognized by generally accepted accounting principles (GAAP) in Canada or the United States, and do not have a standardized meaning defined by GAAP.  The Company discloses this measure, which is based on its financial statements, to assist in the understanding of the Company’s operating results and financial position.

	2009	2008	2007
(in thousands of Canadian dollars, except per share amounts)
Earnings as reported	$36,706	$4,921	$9,351
Add (deduct) the after-tax effect of:
Derivative (gain) loss	(3,830)	8,522	4,703
Recovery of defense costs	-	(3,220)	-
Adjusted net earnings	$32,876	$10,223	$14,054
Adjusted net earnings per share	0.21	0.07	0.10

b) Realized gold price per ounce of gold

Realized gold price per ounce of gold is a non-GAAP measure and is calculated by adjusting revenue for all realized gains and losses on gold derivative instruments and then dividing by the gold ounces sold.

c) Total cash costs per ounce of gold

Aurizon has included a non-GAAP performance measure, total cash costs per ounce of gold in this report.  Aurizon reports total cash costs on a sales basis.  In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure.  The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.  Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.  Total cash costs per gold ounce are derived from amounts included in the statements of earnings and include mine site operating costs such as mining, processing and administration, but exclude amortization, reclamation costs, financing costs and capital development costs.  The costs included in the calculation of total cash costs per ounce of gold are reduced by silver by-product sales and then divided by gold ounces sold and the average Bank of Canada Cad$/US$ exchange rate.

Aurizon Mines Ltd. | December 31, 2009	Page 18

d) Unit mining costs per tonne

Unit mining costs per tonne is a non-GAAP measure and may not be comparable to data prepared by other gold producers.  The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons.  Unit mining costs per tonne is calculated by adjusting operating costs as shown in the Statement of Earnings and Comprehensive Income for inventory adjustments and then dividing by the tonnes processed through the mill.

e) Operating profit margin per ounce

Operating profit margin per ounce is a non-GAAP measure, and is calculated by subtracting the total cash costs per ounce from the average realized gold price.  For 2009, the average realized gold price was US$915 less total cash costs of US$401 for an operating profit margin of US$514, compared to an average realized gold price of US$847 less total cash costs of US$399 for an operating profit margin of US$448 in 2008.

For the fourth quarter ended December 31, 2009, the average realized gold price was US$946 less total cash costs of US$459 for an operating profit margin of US$487, compared to an average realized gold price of US$793 less total cash costs of $356 for an operating profit margin of US$437 in 2008.

Critical Accounting Estimates

The preparation of the Company’s financial statements requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as revenues and expenses.

Reserves and Resources

The most critical accounting estimates, upon which the Company’s financial statements depend, are those requiring estimates of proven and probable reserves and resources, recoverable ounces there-from, and assumptions of operating costs and future gold prices.  Such estimates and assumptions affect the potential impairment of long-lived assets and the rate at which depreciation, depletion and amortization are charged to earnings.  In addition, management must estimate costs associated with mine reclamation and closure costs.

The Company records mineral property acquisition costs and mine development costs at cost.   A significant portion of the Company’s property, plant and equipment and mine development costs will be depreciated and amortized on a unit-of-production basis.  Under the unit-of-production method, the calculation of depreciation, depletion and amortization of property, plant and equipment and mine development costs is based on the amount of reserves expected to be recovered from each location.

The estimate of mineral reserves is prepared by qualified persons in accordance with industry standards defined under NI 43-101 of the Canadian Securities regulatory authorities.  The process of estimating quantities of gold reserves is complex, requiring significant decisions in the evaluation of all available geological, geophysical, engineering and economic data.  The data for a given ore body may also change substantially over time as a result of numerous factors, including, but not limited to, additional development activity, production history and the continual reassessment of the viability of ore bodies under various economic conditions.  A material revision to existing reserve estimates could occur because of, among other things: revisions to geological data or assumptions; a change in the assumed gold prices; and the results of drilling and exploration activities.

Recoverable Values

Carrying values of producing mining properties and the property, plant and equipment associated with those mining properties are reviewed for impairment when events or changes in circumstances occur that suggest possible impairment.  When such conditions exist, estimated future net cash flows from the property are calculated using estimated future prices, reserves and resources, operating and capital costs on an undiscounted basis.  If the net carrying value of the property exceeds the estimated future net cash flows, the property will be written down to its fair value based on the discounted estimated future net cash flows.

Aurizon Mines Ltd. | December 31, 2009	Page 19

Asset Retirement Obligations

The Company has an obligation to reclaim its properties after the minerals have been mined from the site, and has estimated the costs necessary to comply with existing reclamation standards.  These estimated costs are recorded as a liability at their fair values in the periods in which they occur, and at each reporting period, are increased to reflect the interest element (accretion expense) considered in the initial fair value measurement of the liabilities.  If the estimate of reclamation costs proves to be inaccurate, the Company could be required to increase the provision for site closure and reclamation costs, which would increase the amount of future reclamation expense per ounce, resulting in a reduction in the Company’s earnings and net assets.

Assumptions used in determining the Company’s asset retirement obligation at December 31, 2009 include average annual inflation rates of 2%, a 10% market risk factor, and a discount rate of 4.7%.

Stock Based Compensation

The Company uses the Black-Scholes option pricing model to determine the fair value of awards for stock options granted to employees, officers and directors.  The primary estimates impacting fair value of stock options are the volatility of the share price and the expected life of the stock options. These estimates are based on historical information and accordingly cannot be relied upon to predict future behaviour.

Income Taxes

The estimation of the Company’s future tax liabilities and assets involves significant judgment on a number of assumptions.  Judgment must be used to determine the Company’s future earnings potential and the expected timing of the reversal of future tax assets and liabilities.  Further uncertainties are the result of interpretation of provincial and federal tax legislation which might differ from the ultimate assessment of the tax authorities.  These differences may affect the final amount or the timing of the payment of taxes.

Risks and Uncertainties

The following is a brief discussion of those distinctive or special characteristics of Aurizon’s operations and industry, which may have a material impact on, or constitute risk factors in respect of Aurizon’s financial performance.

Mining Risks and Insurance

The business of gold mining is subject to certain types of risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected changes to rock formations, changes in the regulatory environment, cave-ins and flooding and gold bullion losses.  Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability.  Any payments made with regards to such liabilities may have a material adverse effect on Aurizon’s financial performance and results of operations.  The Company carries insurance to protect itself against certain risks of mining and processing to the extent that is economically feasible but which may not provide adequate coverage in all circumstances.

Aurizon Mines Ltd. | December 31, 2009	Page 20

Uncertainty of Mineral Reserves

Mineral reserves and mineral resources are estimates of the size and grade of deposits based on limited sampling and on certain assumptions and parameters.  No assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery of gold will be realized.  The ore grade actually recovered by the Company may differ from the estimated grades of the mineral reserves and mineral resources.  Prolonged declines in the market price of gold may render mineral reserves containing relatively lower grades of gold mineralization uneconomic to exploit and could materially reduce the Company’s reserves. Should such reductions occur, the Company could be required to take a material write-down of its investment in mining properties or delay or discontinue production or the development of new projects, resulting in increased net losses and reduced cash flow. Market price fluctuations of gold, as well as increased production costs or reduced recovery rates, may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and may ultimately result in a restatement of mineral resources.  Short-term factors relating to mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may impair the profitability of a mine in any particular accounting period.

The Company adjusts its mineral reserves annually by the amount extracted in the previous year, by the additions and reductions resulting from new geological information and interpretation, actual mining experience, and from changes in operating costs and metal prices.  Mineral reserves are not revised in response to short-term cyclical price variations in metal markets.

Replacement of Mineral Reserves

There are a number of uncertainties inherent in any program relating to the location of economic mineral reserves, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities and the appropriate financing thereof.  Accordingly, there can be no assurance that the Company’s programs will yield new mineral reserves to replace mined reserves and to expand current mineral reserves.

Government Permits

Continuation of production at Casa Berardi and the potential development of the Joanna project will require additional approvals, permits and certificates of authorization from different government agencies on an on-going basis.  Obtaining the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions and may involve public hearings and costly undertakings on the part of the Company.  The duration and success of permitting efforts are contingent upon many variables not within the Company’s control.  Environmental protection permitting, including the approval of reclamation plans, could increase costs depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority.  There can be no assurance that all necessary permits will be obtained and, if obtained, that the costs involved will not exceed those previously estimated by the Company.  To date, the Company has been successful in obtaining the necessary permits.

Reclamation Obligations

Reclamation requirements may change and do vary depending on the location and the government regulatory body, but they are similar in that they aim to minimize long term effects of exploration and mining disturbance by requiring the operating company to control possible deleterious effluents and to re-establish to some degree pre-disturbance land forms and vegetation.  All of the Company’s operations are subject to reclamation, site restoration and closure requirements.  The Company calculates its estimates of the ultimate reclamation liability based on current laws and regulations and the expected future costs to be incurred in reclaiming, restoring and closing its operating mine sites.  It is possible that the Company’s estimate of its ultimate reclamation liability could change in the near term due to possible changes in laws and regulations and changes in cost estimates.

Aurizon Mines Ltd. | December 31, 2009	Page 21

Labour Markets

Aurizon employs a number of technical personnel with a variety of relevant experience, education and professional designations and acquires other specialized skills and knowledge by engaging, on a contract basis, professionals in the geological, metallurgical, engineering, environmental and other relevant disciplines.  The Company endeavours to maintain attractive remuneration and compensation packages in order to attract and retain the required skilled, experienced personnel.

Contractors, under the supervision of Aurizon’s staff, are engaged to carry out the construction, underground mine development and diamond drill activities.  Significant and increasing competition for skilled miners exists and the loss of a mining contractor would be challenging for the Company.  However, as the Company engages several contractors for different mining disciplines, the Company believes that it is not dependent upon any one mining contractor, the loss of which would have a material adverse effect on the business of the Company.

Gold Price Volatility

The Company's results are highly sensitive to changes in the price of gold.  Gold prices fluctuate and are affected by numerous factors, including expectations with respect to the rate of inflation, exchange rates, interest rates, global and regional political and economic crises and governmental policies with respect to gold holdings by central banks.  The demand for and supply of gold affects gold prices but not necessarily in the same manner as demand and supply affect the prices of other commodities.  The supply of gold consists of a combination of mine production and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals.  The demand for gold consists primarily of jewelry and investment demand.

Financing of Exploration Programs

There are mineral reserves on the Company’s Casa Berardi and Joanna properties; however Aurizon intends to carry out further exploration on this property with the objective of establishing additional economic mineral reserves.  Exploration for minerals is a speculative business necessarily involving a high degree of risk.  It is not known if the expenditures to be made by the Company on its mineral properties will result in discoveries of additional commercial mineral reserves.  If the Company’s efforts are not successful at individual properties, the expenditures at those properties will be written off.  If the Company’s exploration programs are successful, additional funds may be required for the development of economic mineral reserves in order to achieve commercial production.  In addition, the exploration and development of the Company's properties may depend upon its ability to obtain financing through the joint venturing of projects, sale of property interests, debt financing, equity financing or other means.  There is no assurance that the Company will be successful in obtaining the required financing on commercially reasonable terms, or at all.  The inability of the Company to obtain necessary financing could have a material adverse effect on the Company’s ability to explore and develop its properties.

Forward-Looking Statements

This report contains “forward-looking statements”, including, but not limited to, statements regarding the Company’s expectations as to the market price of gold, strategic plans, future commercial production, production targets and timetables, mine operating costs, capital expenditures, work programs, exploration budgets and mineral reserve and resource estimates.  Forward-looking statements express, as at the date of this report, the Company’s plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results.  Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate.  Therefore, actual results and future events could differ materially from those anticipated in such statements and Aurizon Mines Ltd. assumes no obligation to update forward-looking information in light of actual events or results.  Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks and hazards, environmental risks and hazards, uncertainty as to calculation of mineral reserves and resources, requirement of additional financing, risks of delays in construction and other risks more fully described in Aurizon’s Annual Information Form filed with the  Securities Commission of the Provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec, and in Aurizon’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  These documents are available on Sedar at www.sedar.com and on Edgar at www.sec.gov/.

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Disclosure Controls and Internal Control over Financial Reporting

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure.

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in the rules of the US Securities and Exchange Commission and Canadian Securities Administration, as at December 31, 2009.  Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed in reports filed or submitted by the Company under United States and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions, or the degree of compliance with the policies or procedures, may deteriorate.

Management has used the criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of the Company’s internal control over financial reporting.  Based on this assessment, management has concluded that as at December 31, 2009, the Company’s internal control over financial reporting was effective.

The effectiveness of the Company’s internal controls over financial reporting as at December 31, 2009 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company’s internal controls over financial reporting during the year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

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Management’s Responsibility for Financial Reporting

Management is responsible for the integrity and fair presentation of the financial information contained in this annual report. Where appropriate, the financial information, including financial statements, reflects amounts based on the best estimates and judgments of management. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada. Financial information presented elsewhere in the annual report is consistent with that disclosed in the financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Board of Directors oversees management’s responsibility for financial reporting and internal control systems through an Audit Committee, which is composed entirely of independent directors. The Audit Committee meets periodically with management and the independent auditors to review the scope and results of the annual audit and to review the financial statements and related financial reporting and internal control matters before the financial statements are approved by the Board of Directors and submitted to the shareholders.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, appointed by the shareholders, have audited our financial statements in accordance with Canadian generally accepted auditing standards and have expressed their opinion in the auditors’ report.

David P. Hall

Ian S. Walton
Chairman, President and

Executive Vice-President
Chief Executive Officer

and Chief Financial Officer

Vancouver, B.C., Canada
March 17, 2010

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